UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐   Form C: Offering Statement
☐   Form C-U: Progress Update
☐   Form C/A: Amendment to Offering Statement
    ☐   Check box if Amendment is material and investors must reconfirm within five business days.
☑   Form C-AR: Annual Report
☐   Form C-AR/A: Amendment to Annual Report
☐   Form C-TR: Termination of Reporting

Name of Issuer:

AlphaFlow Inc.

Legal status of Issuer:

    Form:

    Corporation

    Jurisdiction of Incorporation/Organization:

    Delaware

    Date of Organization:

    May 19, 2015

Physical Address of Issuer:

2269 Chestnut Street, #267, San Francisco, CA 94123

Website of Issuer:

https://www.alphaflow.com/

Current Number of Employees:

30

	Most recent fiscal year-end (2020)	Prior fiscal year-end (2019)
Total Assets	$3,800,295	$15,312,437
Cash & Cash Equivalents	$918,195	$1,923,897
Accounts Receivable	$17,138	$10,872
Short-term Debt	$1,183,350	$9,896,442
Long-term Debt	$656,145	$0
Revenues/Sales	$168,957	$922,174
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$(5,097,655)	$(3,020,574)

Table of Contents

April 15, 2021

FORM C-AR

AlphaFlow Inc.



This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by AlphaFlow Inc. ("**AlphaFlow**", the "**Company**," "**we**," "**us**", or "**our**") for the sole purpose of providing certain information about the Company as required by the U.S. Securities and Exchange Commission ("**SEC**" or "**Commission**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The SEC does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission and annually post the report on its website at https://www.alphaflow.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party or (5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 15, 2021.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information different from that contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein or therein, including Exhibit A and Exhibit B, contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections regarding its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein or therein is accurate only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR, whether as a result of new information, future developments or otherwise, or to conform these statements to actual results or to changes in our expectations.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Ray Sturm
_____
(Signature)

Ray Sturm
_____
(Name)

CEO & Director
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Ray Sturm
_____
(Signature)

Ray Sturm
_____
(Name)

CEO & Director
_____
(Title)

April 15, 2021
_____
(Date)

/s/Ryan Craft
_____
(Signature)

Ryan Craft
_____
(Name)

Director
_____
(Title)

April 15, 2021
_____
(Date)

EXHIBIT A
ANNUAL REPORT
(EXHIBIT A TO FORM C-AR)
APRIL 15, 2021

AlphaFlow Inc.



SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in the Form C-AR and the Exhibits hereto. This summary may not contain all of the information that may be important to you. You should read the entire Form C-AR carefully, including this <u>Exhibit A</u> and <u>Exhibit B</u> therein.

The Company

AlphaFlow is a technology-driven investment manager, incorporated in Delaware as a corporation on May 19, 2015.

The Company is located at 2269 Chestnut Street, Suite 267, San Francisco, CA, 94104.

The Company's website is www.alphaflow.com/

The information available on or through our website is not a part of this Form C-AR.

Description of the Business

AlphaFlow is a tech-driven investment manager, providing professionally managed portfolios of real estate loans to institutional investors. We partner with non-bank real estate lenders around the country who provide 6-12 month bridge loans on single-family and small multifamily properties, to buy their loans and help them grow their businesses. We use software to streamline and automate today's manual workflow and strive for simple and elegant solutions at every step.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its busines, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks, including, but not limited to, those noted herein.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

We were incorporated under the laws of the State of Delaware on May 19, 2015. Accordingly, we have limited history upon which an evaluation of our prospects and future performance can be made. The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.

The Company's revenue was adversely affected in 2020 related to the COVID-19 crisis. This crisis produced a sudden pullback of traditional sources of capital which our institutional investors rely on for funding causing significant impact to the operation of our business. Conditions have eased in 2021. While we have launched a new business unit (TITAN) to help provide some stability to our institutional clients, if the capital markets again become less accessible due to COVID-19 or a significant outbreak of another contagious disease, or for any other reason, we may lose the majority of our revenue.

In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely effect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing and hiring efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, we are dependent on Ray Sturm, our Chief Executive Officer and Director. The Company does not have an employment agreement in place with Ray Sturm, and there can be no assurance that it will do so or that he will continue to be employed by the Company for a particular period of time. The loss of Ray Sturm, or any member of the board of directors or an executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Changes in federal, state or local laws and regulations could increase our expenses and adversely affect our results of operations.

The Company's current services include investment management and institutional loan sales, which are both highly-regulated services. At any time, the U.S. or state governments could change laws or make or change administrative rules that make our services less desirable to our customer base. The current political environment, financial reform legislation, the current high level of government intervention and activism and regulatory reform may result in substantial new regulations and disclosure obligations and/or changes in the interpretation of existing laws and regulations, which may lead to additional compliance costs as well as the diversion of our management's time and attention from strategic initiatives. If we fail to comply with applicable laws and regulations we could be subject to legal risk, including government enforcement action and class action civil litigation that could disrupt our operations and increase our costs of doing business. Changes in the regulatory environment could also cause our compliance costs to increase and adversely affect our business and results of operations.

BUSINESS

Description of the Business

AlphaFlow is a tech-driven investment manager, providing professionally managed portfolios of real estate loans to institutional investors. We partner with non-bank real estate lenders around the country who provide 6-12 month bridge loans on single-family and small multifamily properties, to buy their loans and help them grow their businesses. We use software to streamline and automate today's manual workflow and strive for simple and elegant solutions at every step. By leading with technology and data analytics, AlphaFlow is the first company to make the $50 billion fix-and-flip industry available to institutional investors at scale and quality.

Business Plan

The Company plans to significantly expand its business by establishing our technology with lenders and thereby position us to both capture a larger proportion of their business and to expand our offerings to lenders through the same technological channel (i.e. our lender platform). We expect to increase loan purchases to over $100M/month and sign 100+ new lenders within 12 months. The capital we raise here, will empower us to expand our engineering team to further build out our software, as well as establish a world-class sales team to secure additional lender partnerships.

The Company's Products and/or Services

Product / Service	Description	Current Market
TITAN by AlphaFlow	Investment platform limited to accredited investors, building portfolios from real estate bridge loans.	AlphaFlow launched this product to clients in June 2020. Prior to this, AlphaFlow had a similar product that it launched in March 2017 and offered until November 2019.
Institutional Loan Sales	AlphaFlow serves a capital partner to non-bank private real estate lenders, primarily by purchasing their loans. These loan are re-sold at a premium to institutional investors.	AlphaFlow has been selling loans through its institutional program since January 2019 and today has a well-established reputation and track record both within the private lender ecosystem and the institutional investor community.

Competition

The key competitors in the space include PeerStreet, an online real estate investment platform, and Toorak, a correspondent lending platform that funds small balance business purpose residential, multifamily, and mixed-use loans throughout the U.S. and the United Kingdom.

Customer Base

AlphaFlow's current and target institutional customers include investment banks, REITs, and asset managers. In addition, its TITAN current and target customers include family offices, registered investment advisors, and high net worth individuals.

Supply Chain

The Company uses third party vendors in two primary areas: loan servicing and technology. With loan servicing, we have primary relationships with two vendors and we have numerous alternatives if we would lose the ability to work with either or both of those. With our technology vendors, we primarily rely on Google Cloud Platform for hosting and could switch to Amazon Web Services, Heroku, or Azure if any issue arose with our current solution.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
4962767*	AlphaFlow	Financial consultation in the field of environmental management, namely, advising business and individuals on issues of portfolio planning and investment planning; Financial investment analysis and stock research; Financial planning and investment advisory services.	May 18, 2015	May 24, 2016	USA

*This trademark was registered to Ray Sturm, who is CEO and Director of the Company. Ray Sturm subsequently agreed to transfer ownership of this trademark to the Company. Such transfer and assignment of the trademark was filed with the USPTO on July 30, 2020 under an application bearing serial number 90083523.

Domain Names

The Company owns the "alphaflow.com" domain name.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is currently in a contract dispute with our San Francisco landlord regarding our previous office lease. The Company has retained counsel and does not believe the landlord's claims have merit, but should they prevail, the Company may be liable for up to $450,000. The Company may also settle the matter. Our counsel does not expect the case to reach court until Q4 2021 at the earliest.

On July 9, 2020, the Company entered into a forbearance and structured settlement agreement to terminate a credit line (the "Credit Line") extended to AlphaFlow WH, LLC, a wholly owned subsidiary of the Company, under the terms of a credit agreement, under which, the Company serves as a guarantor. As part of such agreement, the Company has agreed to fully repay all outstanding amounts under the Credit Line (including $989,000 in principal) based on a timetable to be mutually agreed upon by the parties.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Ray Sturm	CEO & Director	AlphaFlow Inc., CEO & Director, 2015-Present	University of Chicago Law School, JD (2007) University of Chicago Booth

			School of Business, MBA (2007) University of Notre Dame, BBA, Finance
Nathan Scharfe	Co-Founder & Vice President, Product and Engineering	AlphaFlow Inc, Co-Founder & Vice President, Product and Engineering, 2018-Present	Stanford University, M.S., Computer Science (2007) Stanford University, B.S., Computer Science (2006)
Darryl Chu	Vice President, Finance	AlphaFlow Inc, VP, Finance, 2020-Present Shellpoint Partners, Chief Accounting Officer and Treasurer, 2011-2020	McGill University, Diploma in Chartered Accounting (1997) University of British Columbia, B.A., English Literature (1993)
Kevin Scott	Vice President, Servicing Operations	AlphaFlow Inc, VP, Servicing Operations, 2020-Present Coventus Holdings Corp., Director of Servicing, 2020 Lending Home, Senior Servicing Manager, 2016-2020	Texas State University, B.S., Psychology (2009)
Ryan Craft	Director	Saluda Grade, Founder and CEO, 2019-Present: Primary responsibility for leading the firms' business lines including alternative investment, venture capital investments and asset management. Baird, Head of Securitized Product Sales, 2016-2019	Georgetown University (2006), B.S., Finance and Financial Management Services

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 30 employees.

<p align="center">**CAPITALIZATION, DEBT AND OWNERSHIP**</p>

Capitalization

The Company's authorized capital stock consists of 10,000,000 shares of common stock, par value $0.00001 per share (the "**Common Stock**") and 2,028,683 shares of preferred stock, par value $0.00001 per share, of which (i) 382,618 shares are designated as "Series Seed Preferred Stock," (ii) 253,138 shares are designated as "Series Seed-2 Preferred Stock," (iii) 1,117,027 shares are designated as "Series A Preferred Stock," and (iv) 275,900 shares are designated as "Subordinated Preferred Stock" (collectively, the "**Preferred Stock**"). The Series Seed Preferred Stock, Series Seed-2 Preferred Stock and Series A Preferred Stock are also collectively known as the "**Senior Preferred Stock**".

Outstanding Capital Stock

As of the date of this Form C-AR, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	868,855
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Common Stock at a later date. The issuance of such additional shares of Common Stock would be dilutive, and could adversely affect the value of Securities issued pursuant to Regulation CF.

Type	Senior Preferred Stock (includes Series Seed Preferred Stock, Series Seed-2 Preferred Stock, and Series A Preferred Stock)
Amount Outstanding	1,415,250*
Voting Rights	1 vote per share
Anti-Dilution Rights	The conversion rate of the Senior Preferred Stock will be subject to proportional adjustments for stock splits, stock dividends, recapitalizations, etc.
Other Rights	Senior Preferred Stock Protective Provisions (1) Priority on Liquidation Event over Subordinated Preferred Stock (2)
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Senior Preferred Stock at a later date. The availability of any shares of Common Stock issued pursuant to the conversion of such additional shares of Senior Preferred Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.

*An additional 81,245 shares of Series A Preferred Stock are expected to be issued related to the conversion of outstanding Crowd SAFEs and the closing of a purchase of Series A Preferred Stock by an investor. Additionally, the Company intends to offer up to an additional 114,906 shares of Series A Preferred Stock through an offering pursuant to Rule 506(c) of Regulation D. The final terms and timing of such offering have not been determined at this time.

(1)   At any time when at least 25% of the initially issued shares of Preferred Stock remain outstanding, the Company shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the restated certificate of incorporation) the written consent or affirmative vote of the holders of at least a majority of the outstanding shares of Preferred Stock (voting as a single class on an as-converted basis), given in writing or by vote at a meeting, consenting, or voting (as the case may be) separately as a single class:

a) alter the rights, powers or privileges of the Preferred Stock set forth in the restated certificate of incorporation or bylaws of the Company, as then in effect, in any way that adversely affect the Preferred Stock;

b) increase or decrease the authorized number of shares of any class or series of capital stock;

c) authorize or create (by reclassification or otherwise) any new class or series of capital stock having, or reclassify any class or series of capital stock such that it would have rights, powers, or privileges set forth in the certificate of incorporation of the Company, as then in effect, that are senior to or on a parity with any series of Preferred Stock;

d) redeem or repurchase any shares of Common Stock or Preferred Stock (other than pursuant to employee or consultant agreements giving the Company the right to repurchase shares at cost upon the termination or services pursuant to the terms of the applicable agreement);

e) declare or pay dividend or otherwise make a distribution to holders of Preferred Stock or Common Stock;

f) increase or decrease the number of directors of the Company;

g) reclassify, alter or amend any existing security of the Company that is pari passu with the Preferred Stock in respect of the distribution of assets on the liquidation, dissolution or winding up of the Company, the payment of dividends or rights of redemption, if such reclassification, alteration or amendment would render such other security senior to the Preferred Stock in respect of any such right, preference, or privilege or (ii) reclassify, alter or amend any existing security of the Company that is junior to the Preferred Stock in respect of the distribution of assets on the liquidation, dissolution or winding up of the Company, the payment of dividends or rights of redemption, if such reclassification, alteration or amendment would render such other security senior to or pari passu with the Preferred Stock in respect of any such right, preference, or privilege; or

h) liquidate, dissolve, or wind-up the business and affairs of the Company, effect any liquidation event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining the approval required by this section entitled Preferred Stock Protective Provisions.

2.   Senior Preferred Stock shall have priority over Subordinated Preferred Stock on the liquidation, dissolution, or winding up of the Company in the case where aggregate funds and assets available for distributions to stockholders of the Company equal to or are less than $45 million.

Type	Subordinated Preferred Stock
Amount Outstanding	275,900
Voting Rights	1 vote per share
Anti-Dilution Rights	The conversion rate of the Subordinated Preferred Stock will be subject to proportional adjustments for stock splits, stock dividends, recapitalizations, etc.
Other Rights	Preferred Stock Protective Provisions (1) Subordination on Liquidation Event to Senior Preferred Stock (2) Company Ability to Convert at its Option upon Satisfaction of Conditions (3) Repurchase Right by Company (4)
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Subordinated Preferred Stock at a later date. The availability of any shares of Common Stock issued pursuant to the conversion of such additional shares of Subordinated Preferred Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.

(1) At any time when at least 25% of the initially issued shares of Preferred Stock remain outstanding, the Company shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the restated certificate of incorporation) the written consent or affirmative vote of the holders of at least a majority of the outstanding shares of Preferred Stock (voting as a single class on an as-converted basis), given in writing or by vote at a meeting, consenting, or voting (as the case may be) separately as a single class:

a) alter the rights, powers or privileges of the Preferred Stock set forth in the restated certificate of incorporation or bylaws of the Company, as then in effect, in any way that adversely affect the Preferred Stock;

b) increase or decrease the authorized number of shares of any class or series of capital stock;

c) authorize or create (by reclassification or otherwise) any new class or series of capital stock having, or reclassify any class or series of capital stock such that it would have rights, powers, or privileges set forth in the certificate of incorporation of the Company, as then in effect, that are senior to or on a parity with any series of Preferred Stock;

d) redeem or repurchase any shares of Common Stock or Preferred Stock (other than pursuant to employee or consultant agreements giving the Company the right to repurchase shares at cost upon the termination or services pursuant to the terms of the applicable agreement);

e) declare or pay dividend or otherwise make a distribution to holders of Preferred Stock or Common Stock;

f) increase or decrease the number of directors of the Company;

g) reclassify, alter or amend any existing security of the Company that is pari passu with the Preferred Stock in respect of the distribution of assets on the liquidation, dissolution or winding up of the Company, the payment of dividends or rights of redemption, if such reclassification, alteration or amendment would render such other security senior to the Preferred Stock in respect of any such right, preference, or privilege or (ii) reclassify, alter or amend any existing security of the Company that is junior to the Preferred Stock in respect of the distribution of assets on the liquidation, dissolution or winding up of the Company, the payment of dividends or rights of redemption, if such reclassification, alteration or amendment would render such other security senior to or pari passu with the Preferred Stock in respect of any such right, preference, or privilege; or

h) liquidate, dissolve, or wind-up the business and affairs of the Company, effect any liquidation event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining the approval required by this section entitled Preferred Stock Protective Provisions.

2. Senior Preferred Stock shall have priority over Subordinated Preferred Stock on the liquidation, dissolution, or winding up of the Company in the case where aggregate funds and assets available for distributions to stockholders of the Company equal to or are less than $45 million.

3. Upon the satisfaction of "Subordinated Conversion Conditions", the Company shall have the sole option to convert Subordinated Preferred Stock into shares of Common Stock. "Subordinated Conversion Conditions" means the occurrence of either of the following after April 30, 2021: (i) receipt of a term sheet from a bona fide third party investor with respect to an investment of at least $1,000,000 and at a price per share representing an aggregate valuation of the Company of at least $45 million (on an as-converted basis) or (ii) determination by the Board in its reasonable discretion that the aggregate valuation of the Company is at least $45 million.

4. Pursuant to a Services Agreement between the Company and Saluda Grade Alternative Lending & Fintech Growth Fund I LP ("Saluda Grade"), dated November 12, 2020, in exchange for Saluda Grade providing assistance to the Company regarding the design and implementation of a securitization platform, the Company issued to Saluda Grade up to 275,900 shares of Subordinated Preferred Stock, representing 9.5% of the Company's capital stock (on a fully diluted basis based upon certain assumptions), subject to certain vesting conditions. In the event that Saluda Grade fails to present a viable and executable market level securitization option to the Company prior to December 31, 2022, the Company shall have the right to repurchase all of the shares of Subordinated Preferred Stock from Saluda Grade for an aggregate purchase price of $1,000. This repurchase right will terminate upon any voluntary or involuntary liquidation, dissolution, or winding up of the Company or any Deemed Liquidation Event (as defined in the Company's Restated Certificate of Incorporation) that is effected prior to December 31, 2022.

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C, the Company has the following additional securities outstanding:

Type	Option to Purchase Common Stock
Shares Issuable Upon Exercise	426,150
Voting Rights	The holders of Options to purchase Common Stock are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Each Option, upon exercise, grants the holder of such Option, the right to purchase shares of Common Stock at a pre-determined price.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Options to purchase Common Stock at a later date. The availability of any shares of Common Stock issued pursuant to the exercise of such additional Options to purchase Common Stock would be dilutive, and could adversely affect the value of Securities issued pursuant to Regulation CF.

Type	Warrant to Purchase Common Stock
Shares Issuable Upon Exercise	21,880
Voting Rights	The holders of Warrants to purchase Common Stock are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Each Warrant, upon exercise, grants the holder of such Warrant, the right to purchase shares of Common Stock at a pre-determined price.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Warrants to purchase Common Stock at a later date. The availability of any shares of Common Stock issued pursuant to the exercise of such additional Warrants to purchase Common Stock would be dilutive, and could adversely affect the value of Securities issued pursuant to Regulation CF.

Type	Crowd SAFE (Simple Agreement for Future Equity)
Shares Issuable Upon Exercise	$1,070,000
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Conversion (1) Cash Payout upon a Liquidity Event (2)
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs at a later date. The availability of any shares of Common Stock issued pursuant to the exercise of such additional SAFEs would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.

(1) Conversion upon an Equity Financing. If there is a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells shares of the Company's preferred stock at a fixed valuation (an "Equity Financing"), on the initial closing of such Equity Financing, this SAFE will automatically convert into the number of shares of the Company's preferred stock equal to the face amount of the SAFE divided by (a) the price per share equal to the quotient of (i) $40,000,000, divided by (ii) the fully diluted capitalization of the Company immediately prior to the Equity Financing, or (b) the lowest price per share paid by an investor in the Equity Financing.

(2) Payout upon a Liquidity Event. If there is a change of control or initial public offering (any such event a "Liquidity Event") of the Company prior to the termination of this SAFE, the holder of the SAFE will be entitled to receive a portion of the proceeds resulting from such Liquidity Event equal to the greater of (a) the face amount of the SAFE, or (b) the amount payable on the number of shares of Common Stock equal to (i) the face amount of the SAFE, divided by (ii) the price per share equal to the quotient of (A) $40,000,000, divided by (B) the fully-diluted capitalization of the Company immediately prior to such Liquidity Event.

Outstanding Debt

As of the date of this Form C-AR, the Company has the following debt outstanding:

Type	Business Credit Line
Amount Outstanding	$989,000
Interest Rate and Amortization Schedule	Not applicable
Description of Collateral	All assets of Alphaflow WH, LLC ("AWH"), a wholly owned subsidiary of the Company.
Other Material Terms	This business credit line was extended to AWH, under the terms of a credit agreement. The Company is a guarantor under the terms of such credit agreement. See the section titled "*Litigation*" for further details.
Maturity Date	November 1, 2020

Type	PPP Loan
Amount Outstanding	$1,012,490
Interest Rate and Amortization Schedule	1 % per annum. For the period beginning on the date of issuance of the note, and ending six (6) months thereafter, no payments will be due. Thereafter, monthly payments of principal and interest in an unspecified amount will be due. Any principal balance and interest due thereon outstanding on the maturity date of the note, will be due and payable on the maturity date, unless such amounts are forgiven under the terms of the loan.
Description of Collateral	Unsecured
Other Material Terms	The principal amount of the loan may be forgivable under the terms of the U.S. Small Business Administration's "Paycheck Protection Program" created pursuant to Section 1102 of the Coronavirus Air, Relief, and Economic Security Act, commonly referred to as the "Cares Act".
Maturity Date	February 4, 2027

Type	SBA Loan
Amount Outstanding	$149,900
Interest Rate and Amortization Schedule	3.75% per annum. Installment payments, including principal and interest of $731.00 monthly will begin twelve (12) months from the date of issuance of the promissory note. The balance of principal and interest will be payable thirty (30) years from the date of the promissory note.
Description of Collateral	All assets.
Other Material Terms	N/A
Maturity Date	June 10, 2050

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Series A Preferred Stock	$556,000	37,865	Engineering, Research & Development and General Working Capital	March 18, 2021	Reg. D Rule 506(c)
Option to Purchase Common Stock	$0	187,411*	N/A	December 7, 2020	Rule 701
Series A Preferred Stock (1)	$1,563,832	741,629	Engineering, Research & Development and General Working Capital	November 12, 2020	Reg. D Rule 506(b)
Subordinated Series A Preferred Stock	$0	275,900	N/A	November 12, 2020	Reg. D Rule 506(b)
Crowd SAFE (Simple Agreement for Future Equity)	$1,069,700	1	Engineering, Research & Development and General Working Capital	October 19, 2020	Reg. CF
Option to Purchase Common Stock	$0	127,485*	N/A	May 3, 2020	Rule 701
**SAFE (Simple Agreement for Future Equity)	$2,719,261	5	Engineering, Research & Development and General Working Capital	November 13, 2019, November 22, 2019, December 16, 2019	Reg. D Rule 506(b)
**SAFE (Simple Agreement for Future Equity)	$1,206,500	9	Engineering, Research & Development and General Working Capital	June 13, 2019, July 16, 2019, August 5, 2019, August 13, 2019, August 20, 2019 August 26, 2019 September 6, 2019, October 7, 2019	Reg. D Rule 506(b)
Warrant to Purchase Common Stock	$0	21,880*	N/A	December 3, 2018	Reg. D Rule 506(b)

**SAFE (Simple Agreement for Future Equity)	$3,193,745	10	Engineering, Research & Development and General Working Capital	November 29, 2018, February 5, 2019, February 16, 2019, March 6, 2019	Reg. D Rule 506(b)
Option to Purchase Common Stock	$0	127,485*	N/A	May 3, 2020	Rule 701

(1) Such offering included purchases of Series A Preferred Stock by certain investors and the issuance of Series A Preferred Stock as a result of the cancellation of certain indebtedness of the Company or the termination of a historical SAFE note.

*For an option or warrant to purchase capital stock of the Company, this number represents shares issuable upon exercise of such option or warrant.

**Historical SAFE notes were terminated by the Company in exchange for the issuance of shares of Series A Preferred Stock in November 2020.

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

Ownership

There are no beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto as <u>Exhibit A</u>, in addition to the following information.

Operations

AlphaFlow Inc. (the "Company´) was incorporated on May 19, 2015 under the laws of the State of Delaware. The Company has the following wholly owned subsidiaries:

- AlphaFlow WH, LLC, a limited liability company formed on October 11, 2018 under the laws of the State of Delaware.
- AlphaFlow Advisor, LLC, a limited liability company formed on January 29, 2016 under the laws of the State of Delaware. AlphaFlow Advisor, LLC is an active California registered investment advisor.

The Company is a tech-driven investment manager, providing professionally managed portfolios of real estate loans to real estate investors. The Company partners with non-bank real estate lenders around the country who provide 6-12 month bridge loans on single-family and small multifamily properties, to buy their loans and help them grow their businesses. The Company uses software to streamline and automate manual workflow and find simple solutions. The Company's headquarters are in San Francisco, California. The Company began operations in 2015.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. The restricted cash is composed of cash reserves not yet transmitted to the subservicer to be used for servicing of the loans. The following table summarizes the Company's cash and restricted cash as of December 31, 2020 and 2019.

	2020	2019
Cash	$918,195	$1,923,897
Restricted Cash	$304,880	$2,285,505
Total	$1,223,075	$4,209,402

As of March 31, 2021, the Company had an aggregate of approximately $725,613 in cash and cash equivalents, not including restricted cash, leaving the Company with approximately 8 months of runway.

Liquidity and Capital Resources

In October 2020, the Company conducted an offering pursuant to Regulation CF and raised $1,067,980. Additionally, the Company raised $556,000 by issuing Series A Preferred Stock in March 2021. The Company intends to raise up to an additional $1,687,222 in a Series A Preferred Stock offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no pre-Offering valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. Please see the financial statements attached as <u>Exhibit B</u> for subsequent events and applicable disclosures.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: (1) to the Company, (2) to an accredited investor, as defined by Rule 501(d) of Regulation Do of the Securities Act of 1933, as amended, (3) as part of an offering registered with the SEC, (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons: None.

EXHIBIT B
FINANCIALS
(EXHIBIT B TO FORM C-AR)
APRIL 15, 2021

AlphaFlow Inc.



AlphaFlow, Inc.

(a Delaware Corporation)

Audited Consolidated Financial Statements

Period of January 1, 2019 through December 31, 2020

Audited by:



TaxDrop LLC

A New Jersey CPA Company

Financial Statements

AlphaFlow, Inc.

Table of Contents



CPA & Advisor

INDEPENDENT AUDITOR'S REPORT

March 8, 2021

To: Board of Directors of AlphaFlow, Inc.
        Attn: Ray Sturm, CEO

Re: 2019 and 2020 Financial Statement Audit
        AlphaFlow, Inc.

We have audited the accompanying consolidated balance sheets of AlphaFlow, Inc. (the "Company") and its subsidiaries, as of December 31, 2020 and 2019, and the related statements of income, retained earnings, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Auditor's Responsibility

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Auditor's Conclusion

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the financial position of AlphaFlow, Inc. and its subsidiaries as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in the Notes and Additional Disclosures, certain conditions indicate the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,

TaxDrop

TaxDrop LLC
A New Jersey CPA Company

ALPHAFLOW INC.
CONSOLIDATED BALANCE SHEETS
As of December 31, 2020 and 2019
(Audited)

ASSETS	2020	2019
Current Assets		
Cash and cash equivalents	$918,195	$1,923,897
Restricted cash	$304,880	$2,285,505
Accounts receivable	17,138	10,872
Loans held for sale	1,183,350	9,225,441
Total Current Assets	**2,423,563**	**13,445,715**
Long-Term Assets		
Security deposits	0	98,793
Fixed Assets		
Software	2,016,575	2,034,270
Accumulated amortization	(639,844)	(266,342)
Fixed Assets, net	**1,376,732**	**1,767,929**
Total Assets	**$3,800,295**	**$15,312,437**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	$286,033	$191,879
Accrued expenses	411,316	1,629,378
Line of credit	1,183,350	9,896,442
Long Term Liabilities		
PPP Loan	$506,245	$0
EIDL Loan	$149,900	0
Total Liabilities	**2,536,843**	**11,717,698**
STOCKHOLDERS' EQUITY		
Common Stock; $0.00001 par value, 10,000,000 shares authorized 858,878 and 856,378 shares issued and outstanding as of December 31, 2020 and 2019, respectively	9	9
Preferred Stock; $0.00001 par value, 1,000,000 shares authorized 1,887,301 and 635,756 shares issued and outstanding as of December 31, 2020 and 2019, respectively	19	6
Additional paid-in capital	10,820,427	1,973,504
Additional paid-in capital - SAFEs	2,069,700	8,169,507
Additional paid-in capital - stock-based compensation	32,834	13,593
Retained earnings	(11,659,537)	(6,561,882)
Total Stockholders' Equity	**1,263,452**	**3,594,737**
Total Liabilities and Stockholders' Equity	**$3,800,295**	**$15,312,437**

See Independent Auditor's Report and notes to the financial statements.

ALPHAFLOW INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
For Years Ending December 31, 2020 and 2019
(Audited)

		2020		**2019**
Revenues	$	**168,957**	$	**922,174**
Operating expenses				
Payroll expenses		3,449,238		1,897,417
Sales and marketing		556,529		827,421
General and administrative		634,078		617,321
Professional fees		357,640		224,787
Amortization		398,731		190,663
Total operating expenses		**5,396,215**		**3,757,610**
Net Operating Income (Loss)		**(5,227,259)**		**(2,835,436)**
Other Income (Expense)				
Interest Expense		(553,424)		(832,079)
Non-Usage Fee		0		-57772
Interest Income		522,881		570,076
Fees Reimbursed by Investor		169,388		144,276
EIDL Advance		10,000		0
Stock-based compensation expense		(19,241)		(9,639)
Net Income (Loss)	$	**(5,097,655)**	$	**(3,020,574)**

See Independent Auditor's Report and notes to the financial statements.

ALPHAFLOW INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

For Years Ending December 31, 2020 and 2019

(Audited)

	Common Stock		Preferred Stock						
	Shares	Par Value	Shares	Par Value	Additional Paid-In Capital	Additional Paid-In Capital - SAFEs	Additional Paid-In Capital - Stock-Based Compensation	Retained Earnings	Total Stockholders' Equity
Balance as of January 1, 2019	**856,378**	**$9**	**635,756**	**$6**	**2,952,223**	**$1,450,245**	**$3,954**	**($3,541,308)**	**$865,129**
Stock-based compensation vested	0	0	0	0	0	0	9,639	0	9,639
Issuance of SAFEs	0	0	0	0	0	6,719,262	0	0	6,719,262
Distribution to Shareholders	0	0	0	0	(978,719)		0	0	(978,719)
Net Income (Loss)	0	0	0	0	0	0	0	(3,020,574)	(3,020,574)
Balance as of December 31, 2019	**856,378**	**$9**	**635,756**	**$6**	**$1,973,504**	**$8,169,507**	**$13,593**	**($6,561,882)**	**$3,594,737**
Issuance of Common Stock	2,500	0	0	-	-	-		-	0
Issuance of Preferred Stock	0	-	1,251,545	13	8,846,923	(7,169,507)	-	-	1,677,429
Issuance of SAFEs	0	0	0	0	0	1,069,700	0	0	1,069,700
Stock-based compensation vested	0	-	0	-	-	-	19,241	-	19,241
Net Income (Loss)	0	-	0	-	-	-	-	(5,097,655)	(5,097,655)
Balance as of December 31, 2020	**858,878**	**9**	**1,887,301**	**19**	**$ 10,820,427**	**$2,069,700**	**$32,834**	**($11,659,537)**	**$1,263,452**

See Independent Auditor's Report and notes to the financial statements.

ALPHAFLOW INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For Years Ending December 31, 2020 and 2019
(Audited)

	2020	2019
Cash Flows from Operating Activities		
Net Income (Loss)	$ (5,097,655)	$ (3,020,574)
Adjustments to reconcile net income (loss)		
to net cash provided by operations:		
Amortization	398,731	190,663
Stock-based compensation	19,241	9,639
Changes in operating assets and liabilities:		
(Increase) Decrease in accounts receivable	(6,266)	3,603
(Increase) Decrease in loans held for sale	8,042,091	(7,962,028)
(Increase) Decrease in security deposits	98,793	(24,585)
Increase (Decrease) in accounts payable	94,154	121,452
Increase (Decrease) in accrued expenses	(1,218,062)	1,593,751
Increase (Decrease) in line of credit	(8,713,092)	7,902,922
Net cash used in operating activities	**(6,382,065)**	**(1,185,157)**
Cash Flows from Investing Activities		
Payments for software	(7,536)	(1,202,351)
Net cash used in investing activities	**(7,536)**	**(1,202,351)**
Cash Flows from Financing Activities		
Issuance of PPP/EIDL Loan	656,145	0
Issuance/Conversion of SAFEs	(6,099,807)	6,719,262
Contributions from shareholders	8,846,936	0
Distributions to shareholders	0	(978,719)
Net cash provided by financing activities	**3,403,274**	**5,740,543**
Net change in cash and cash equivalents	**(2,986,327)**	**3,353,036**
Cash and cash equivalents at beginning of period	4,209,402	856,365
Cash and cash equivalents at end of period	**$1,223,075**	**$4,209,402**

See Independent Auditor's Report and notes to the financial statements.

ALPHAFLOW INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2020

NOTE 1 – NATURE OF OPERATIONS

AlphaFlow Inc. (which may be referred to as the "Company", "we," "us," or "our") was incorporated in Delaware on May 19, 2015. The consolidation includes wholly owned subsidiary, ALPHAFLOW WH, LLC, registered in Delaware on October 11, 20182. The Company is a tech-driven investment manager, providing professionally managed portfolios of real estate loans to real estate investors. The Company partners with non-bank real estate lenders around the country who provide 6–12-month bridge loans on single-family and small multifamily properties, to buy their loans and help them grow their businesses. The Company uses software to streamline and automate manual workflow and find simple solutions. The Company's headquarters are in San Francisco, California. The company began operations in 2015.

Since Inception, the Company has relied on contributions from shareholders, a line of credit, and issuance of Simple Agreements for Future Equity ("SAFEs") to fund its operations. As of December 31, 2020, the Company had negative working capital and will likely incur additional losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 9). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 10) and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). In the opinion of management, all adjustments considered necessary for the fair presentation of the audited financial statements for the years presented have been included.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2020 and 2019, the Company had $1,223,075 and $4,209,402 of cash on hand, respectively, including restricted cash balances.

Fixed Assets

Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. In accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 350-40, Accounting for Costs of Computer Software Developed or Obtained for Internal Use, the Company has capitalized external direct costs of material and services developed or obtained for software development projects. Amortization for each software project begins when the computer software is ready for its intended use.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to forty years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2020.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):
- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the year ending December 31, 2020 as it incurred a taxable loss. In addition, there is a 100% valuation allowance against the net operating losses generated by the Company at December 31, 2020. The Company is taxed as a "C" Corporation.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2020, the unrecognized tax benefits accrual was zero. The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred.

Revenue Recognition

Effective January 1, 2020, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, we recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues by taking a management fee of the loans that they manage, and for certain investors an additional earn-out fee determined based on the performance of the underlying loans. The Company's payments are generally collected on a Net-30 basis. For years ending December 31, 2020 and 2019 the Company recognized $168,957 and $922,174 in revenue respectively.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. As of December 31, 2020 and 2019 the company had $17,138 and $10,872 in accounts receivable, respectively.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising

The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements

In February 2019, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2018, FASB amended ASU No. 2018-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – FIXED ASSETS

Fixed Assets consist of software. Depreciation is calculated using the straight-line method over a period of 10 years. As of December 31, 2020 and 2019 the Company had $1,376,732 and $1,767,928 in net fixed assets. The following table shows the breakdown of fixed assets.

	2020	2019
Fixed Assets		
Software	$ 2,016,575	$ 2,034,270
Accumulated amortization	(639,844)	(266,342)
Total Fixed Assets	$ 1,376,732	$ 1,767,928

NOTE 4 – DEBT

In December 2018 the Company entered into a revolving credit agreement with a maximum amount of $10,000,000. The maturity date is December 10, 2020. The interest rate is the greater of either the interest rate on the underlying loan that is held, or 8.4%. On July 9, 2020, the Company entered into a forbearance and structured settlement agreement to terminate the revolving credit agreement. As of July 9, the balance on the line of credit was $9,882,206. As part of such agreement, the Company has agreed to fully repay the line of credit by November 1, 2020. As security for the line of credit, the Company maintains loans and cash that fully collateralize the line of credit. As of July 16, the Company has repaid $1,291,012 and the balance of the line of credit is $8,591,194. The remaining balance of the line of credit is collateralized by loans which the Company intends to sell to investors to fully repay the line of credit. As of December 31, 2020, the balance of the line of credit was $1,183,350.

PPP Loan

In April 2020 the Company entered into a Paycheck Protection Program Loan ("PPP Loan") through the Small Business Administration through Solera National Bank for a total of $506,245. The loan matures on April 2022 and has an interest rate of 0.98%. The Company can apply for forgiveness of the amount due for costs incurred for payroll costs, payment on a covered rent obligation, and any covered utility payment.

SBA Loan

In June 2020 the Company took an SBA loan of $150,000 with an interest rate of 3.75%. The maturity date is June 10, 2050. Beginning June 2021, the Company will pay monthly principal and interest payments of $731 per month.

NOTE 5 – INCOME TAX PROVISION

The Company has filed its income tax return for the period ended December 31, 2020, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

Since the passage of the Tax Cuts and Jobs Act of 2017 ("TJCA'), net operating losses can be carried forward indefinitely. The Federal net operating loss carryforward as of December 31, 2020 totaled $11,659,537. Net operating loss carryforwards for state income tax purposes approximate those available for Federal income tax purposes.

NOTE 6 – STOCKHOLDERS' EQUITY

The Company has the following classes of equity outstanding:

Common Stock:

As of December 31, 2020, the Company had 10,000,000 shares of common stock authorized, par value $0.00001. As of December 31, 2020 and 2019 respectively, the Company had 858,878 and 856,378 shares of common stock issued and outstanding.

Preferred Stock:

As of December 31, 2020, the Company had 1,000,000 shares of preferred stock authorized, par value $0.00001. As of December 31, 2020 and 2019 respectively, the Company had 1,887,301 and 635,756 shares of preferred stock issued and outstanding.

The 2020 preferred stock issuances included conversion of SAFES totaling $7,169,507.

Additional Paid-In Capital – SAFEs

In 2020 the Company issued Crowd SAFEs totaling $1,069,700. The SAFEs are automatically convertible into Capital Stock on the completion of an equity financing of at least $1,000,000. The conversion price is the price per share equal to the quotient of a pre-money valuation of $40,000,000 divided by the aggregate number of shares of the Company's common stock outstanding immediately prior to the initial closing of an equity financing assuming full conversion or exercise of outstanding stock options and Notes.

NOTE 7 – STOCK BASED COMPENSATION

The Company has a 2015 stock compensation plan which permits the grant or option of shares to its employees for up to 258,210 shares of common stock. The Company believes that such awards will help the Company attract, retain and motivate its management and other persons, including officers, directors, key employees and certain consultants, will encourage and reward such persons' contributions to the performance of the Company and will align their interests with the interests of the Company's stockholders. Stock awards generally vest over four years.

In 2015 the Company issued 22,500 stock options for common stock with an exercise price of $0.01 per share that vest over 4 years. In 2016 and 2017 the Company issued 45,173 stock options for common stock with an exercise price of $1.40 per share. In 2018 the Company issued 96,046 stock options for common stock with an exercise price of $1.40 per share. In 2020 the Company issued 325,751 stock options for common stock with an exercise price of $1.91 per share. As of December 31, 2020 and 2019 respectively, 87,601 and 87,481 stock options had vested. The fair value of each option award is estimated on the date of grant using a Black Scholes option-pricing model. The Company uses the average volatility of peer companies to estimate expected volatility. The Company uses the average of the vesting and term of the option to estimate the expected term. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant. Forfeitures are accounted for as they occur. As of December 31, 2020, no stock options were cancelled due to forfeitures. The expected dividend yield is zero based on the Company not anticipating paying dividend in the foreseeable future. Below are the Black Scholes factors utilized by management:

Exercise price	$	0.01 and 1.91
Fair value share price		0.01 and 1.91
Expected volatility		35%
Expected term		1.35%
Expected dividend rate		1.00 years
Risk-free rate		0.00%
Fair value per share option	$	0.001 and 0.277

NOTE 8 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

The Company is involved in pending litigation arising between the Company and its office building landlord, during the period of COVID-19 (see below), where the landlord is seeking recovery of alleged unpaid rent and any potential additional damages due to lease contract breach.

NOTE 9 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2015 and incurred a loss since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 10 – SUBSEQUENT EVENTS

PPP Loan

In February 2021 the Company took a PPP loan of $506,245 with an interest rate of 1%. The loan matures on February 4, 2026. The Company has certified that the loan is eligible for the limited loan forgiveness provisions of Section 1102 of the CARES Acts, and the SBA Interim Final Rule dated February 4, 2021.

Regulation D Offering

In March 2021, the Company successfully closed a Regulation D offering, raising $416,000 in exchange for pooled investment fund interests.

Regulation Crowdfunding Offering

The Company is offering (the "Crowdfunded Offering") up to $5,000,000 in SAFEs. The Company is attempting to raise a minimum amount of $25,000 in this offering and up to $5,000,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through OpenDeal Portal LLC (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary will be entitled to receive a 6% commission fee and 2% of the securities issued in this offering.

COVID 19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

Management's Evaluation

Management has evaluated subsequent events through March 8, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.



CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

March 8, 2021

To the Board of Directors of

ALPHAFLOW INC.

We consent to the inclusion in the forgoing Registration Statement on Form 1-A of ALPHAFLOW INC. (the "Company") of our report relating to our audit of the consolidated balance sheet as of December 31, 2019 and December 31, 2020 and statement of income, member's capital, and cash flows for the years then ended. Our audit opinion letter dated March 8, 2021, related to these financial statements, included an emphasis paragraph regarding an uncertainty as to the Company's ability to continue as a going concern.

We also consent to the reference to us under the caption "Experts" in the Registration Statement.

Best,

Alice Cheng, CPA
CEO of TaxDrop LLC